SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty of File Reports Under Sections 13 and 15(d)of the Securities Exchange Act of 1934.

Commission File No. 333-53111

Atlas Futures Fund, LP

(Exact name of registrant as specified in its charter)

505 Brookfield Drive, Dover, DE 19901

(Address, including zip code, of registrant's principal executive offices)

      Registrant's telephone number, including area code: (800) 331-1532

Units of Limited Partnership Interest

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s)relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)     [X]       Rule 12h-3(b)(1)(ii)    [ ]

           Rule 12g-4(a)(1)(ii)    [ ]       Rule 12h-3(b)(2)(i)     [ ]

           Rule 12g-4(a)(2)(i)     [ ]       Rule 12h-3(b)(2)(ii)    [ ]

           Rule 12g-4(a)(2)(ii)    [ ]       Rule 15d-6              [X]

           Rule 12h-3(b)(1)(i)     [ ]

Approximate number of holders of record as of the certificate or notice date: 73

Pursuant to the requirements of the Securities Exchange Act of 1934, Atlas Futures Fund, LP as caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Atlas Futures Fund, LP

By: Ashley Capital Management, Inc.

Its General Partner

Date:  November 5, 2013

By: /s/ Michael P. Pacult

Michael P. Pacult

Sole Director, Sole Shareholder

President and Treasurer